Exhibit 11.1

Consent of Independent Public Accounting Firm

We consent to the use, in the Annual Report on Form 1-K of XY – the Persistent Company, a Delaware corporation, of our report dated May 8, 2020 on our audit of the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in shareholders’ equity/(deficit) and cash flows for the years then ended, and the related notes to the financial statements.

/s/ PKF, LLP
San Diego, California	PKF, LLP
May 18, 2020